SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
14 JUNE 2004
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: CIRCULAR TO SHAREHOLDERS DATED 11 JUNE 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to the action that you should take, please consult your stockbroker, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti Limited ("AngloGold Ashanti"), please forward this circular, together with the attached form of proxy, to the stockbroker, banker or agent through whom you disposed of such shares.
RECOMMENDED ACTION
1.
Certificated shareholders or dematerialised "own name" shareholders (those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant ("CSDP") or broker) who are unable to attend the general meeting of shareholders of AngloGold Ashanti to be held at 11:00 on Tuesday, 29 June 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa ("general meeting"), and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach AngloGold Ashanti's share registrars, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa, or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 11:00 (South African time) on Friday, 25 June 2004.
2.
Dematerialised shareholders (other than dematerialised "own name" shareholders) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary authority to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
ANGLOGOLD ASHANTI LIMITED
(Formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
CIRCULAR TO SHAREHOLDERS
regarding
-
a specific authority to issue shares for the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti;
-
a general authority to issue shares; and
-
an authority to issue shares for cash;
and incorporating
-
a notice of general meeting of shareholders; and
-
a form of proxy.
Date of issue 11 June 2004
UBS
JSE Sponsor
Legal advisers
South Africa
UBS South Africa (Pty) Ltd
(Registration number 1995/011140/07)

CONTENTS
Page
Salient dates and times
1
Corporate information
2
Letter from the chairman
3
Definitions
4
Circular to shareholders
1. Description of business and purpose of this circular 6
2. Share capital 6
3. Unaudited pro forma financial information relating to AngloGold Ashanti 7
4. Directors 11
5. Litigation statement 13
6. Directors' responsibility 13
7. General meeting 13
8. Consents 14
9. Documents available for inspection 14
Annexure A - Report of the independent reporting accountants on the pro forma financial information of AngloGold Ashanti 15
Annexure B - Share price history
17
Notice of general meeting
19
* Form of proxy
Attached
Note:
* This document is not for use by holders of American Depositary Shares, CHESS Depositary Interests and
AngloGold Ashanti Ghanaian Depositary Shares.

SALIENT DATES AND TIMES
Last day for lodging forms of proxy for the general meeting (by 11:00 South African time) on
Friday, 25 June 2004
General meeting to be held at 11:00 at The Johannesburg Country Club Napier Road, Auckland Park, Johannesburg, South Africa, on
Tuesday, 29 June 2004
Results of the general meeting
- released on SENS and other stoc k exchanges' news services on Tuesday, 29 June 2004
- published in the South African press on Wednesday, 30 June 2004
Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the STRATE system. It is therefore suggested that certificated shareholders on the Company's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard shareholders may contact either their own broker or a preferred CSDP, details of which are available from STRATE at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.
The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times unless otherwise stated.
CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this circular, including, without limitation, those concerning the impact on AngloGold Ashanti or outcome of certain litigation and AngloGold Ashanti's liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on 19 March 2004.

CORPORATE INFORMATION
DIRECTORS
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
S E Jonah KBE
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
*British #American Ghanaian
Managing Secretary Ms Y Z Simelane
Company Secretary C R Bull
OFFICES
Registered and Corporate
South Africa
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United States of America
Anglogold Americas Inc.
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
JSE SPONSOR
UBS South Africa (Pty) Limited
(Registration number 1995/011140/07)
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280
AUDITORS AND REPORTING ACCOUNTANTS
Ernst & Young
Wanderers Office Park, 52 Corlett Drive
Illovo, Johannesburg 2196, South Africa
Registered Accountants and Auditors
Chartered Accountants (SA)
SHARE REGISTRARS
South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
 (PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 945 within South Africa
Telephone: +27 11 370 7700 outside South Africa
Fax: +27 11 688 7722 (Queries only)
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions Bridgwater Road
Bristol BS99 7NH England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth, WA 6000 (GPO Box D182, Perth, WA 6840)
Australia Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033
Ghana (Also GhDS Depositary)
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADS DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
LEGAL ADVISERS
South Africa
Taback and Associates (Pty) Limited
(Registration number 2000/010434/07)
1st Floor, 21 West Street
Houghton 2198
(PO Box 3334, Houghton 2041)
South Africa Telephone: +27 11 483 1571
Fax: +27 11 483 1503
United States of America and United Kingdom
Shearman & Sterling LLP
801 Pennsylvania Avenue N W
Washington DC 20004-2604
United States of America
Telephone: +1 202 508 8000
Fax: +1 202 508 8100
and
Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

LETTER FROM THE CHAIRMAN
Dear Shareholder
Historically shareholders have passed resolutions that have annually placed all of the unissued share capital under the control of the directors and additionally given the directors the authority to issue shares for cash that in aggregate do not exceed 15% (the maximum allowed by the JSE) of the issued share capital. The purpose of this is to enable the company to speedily take advantage of any value adding business opportunity that may arise using shares as a method of payment.
Resolutions to give effect to this were to have been put to shareholders at the last annual general meeting on 29 April 2004. However, it had come to our notice that some Institutional Funds that hold our shares have taken a policy decision not to support the resolutions of any company that gives directors wide powers with respect to unissued shares. The company understands and respects this view and, as a consequence, withdrew the resolutions at the annual general meeting with a view to proposing more limited resolutions at a general meeting of shareholders.
After due consideration the company has decided to propose to shareholders resolutions that will:
-
Place under the control of the directors unissued shares limited to 10% of the unissued share capital after setting aside so many shares as may be required to be allotted and issued in terms of the share incentive scheme and for the conversion of the Guaranteed Convertible Bonds.
- Give the directors the right to place these shares for cash.
We believe that placing this reduced threshold on the issue of shares before which shareholders are consulted is in keeping with good corporate governance while giving the company sufficient flexibility to take advantage of small business opportunities should they arise.
I would therefore ask that you vote in favour of the resolutions detailed in this circular.
Yours sincerely
Russell Edey
Chairman

DEFINITIONS
In this circular and the documents attached hereto, unless the context indicates otherwise:
-
the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons; and
- all times referred to are South African times unless otherwise stated.
"AngloGold Ashanti" or AngloGold Ashanti Limited, a company incorporated on 29 May 1944 with
"the Company"
limited liability under the laws of South Africa, registration number 1944/017354/06;
"AngloGold Ashanti ADSs"
the American Depositary Shares of AngloGold Ashanti, each of which represents one AngloGold Ashanti share;
"AngloGold Ashanti CDIs"
AngloGold Ashanti Clearing House Electronic Subregister System (or CHESS) Depositary Interests, five of which represent one AngloGold Ashanti share;
"AngloGold Ashanti GhDSs"
the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti share;
"AngloGold Ashanti Group" AngloGold Ashanti and its subsidiary companies;
"AngloGold Ashanti shares"
ordinary shares having a par value of 25 South African cents each in the issued share capital of AngloGold Ashanti;
"Ashanti"
Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of Ghana with registered number 7094;
"business day"
any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shareholders" holders of certificated shares;
"certificated shares"
AngloGold Ashanti shares which are evidenced by a certificate or other physical document of title and which have not been surrendered for dematerialisation;
"circular"
this bound document, dated 11 June 2004, including the notice of general meeting and the form of proxy;
"Companies Act" the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP" Central Securities Depository Participant;
"custody agreement"
the custody mandate agreement between the dematerialised shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
"dematerialised" or the process by which certificated shares are or are to be converted into
"dematerialisation" or electronic form under STRATE for trading on the JSE;
"dematerialising"
"dematerialised shares" AngloGold Ashanti shares which have been dematerialised;

"directors" the directors of AngloGold Ashanti;
"Guaranteed Convertible Bonds"
the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds due 2009 issued by AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, convertible into AngloGold Ashanti ADSs and unconditionally and irrevocably guaranteed by AngloGold Ashanti;
"general meeting"
the general meeting of shareholders to be held at 11:00 on Tuesday, 29 June 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa;
"JSE" the JSE Securities Exchange South Africa;
"SENS" the Securities Exchange News Service of the JSE;
"shareholders"
registered holders of AngloGold Ashanti shares as reflected on the AngloGold Ashanti register and the sub-register maintained by a CSDP or broker;
"share registrars"
Computershare Investor Services 2004 (Pty) Limited in South Africa, Computershare Investor Services PLC in the United Kingdom, Computershare Investor Services Pty Limited in Australia, and NTHC Limited in Ghana;
"South Africa" the Republic of South Africa;
"STRATE"
STRATE Limited (registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically; and
"ZAR" the official currency of South Africa.

1.
DESCRIPTION OF BUSINESS AND PURPOSE OF THIS CIRCULAR
AngloGold Ashanti conducts gold mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the Company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
At the annual general meeting of AngloGold Ashanti held on 29 April 2004, ordinary resolutions relating to the grant of a general authority to the directors to allot and issue unissued AngloGold Ashanti shares and to allot and issue unissued AngloGold Ashanti shares for cash were withdrawn after certain shareholders had indicated that, in the light of increased concerns about corporate governance, they wished to limit the authority of the directors to allot and issue authorised but unissued shares and to issue shares for cash, beyond the limitations which have been customary in the past. At the meeting it was intimated that a general meeting of shareholders would be convened to consider alternative resolutions relating to the authority of directors to allot and issue unissued AngloGold Ashanti shares.
Accordingly, a general meeting, notice of which forms part of this circular, has been convened to consider ordinary resolutions which:
-
place a maximum of 15,384,615 of the unissued AngloGold Ashanti shares as a specific authority under the control of the directors for the purposes of the conversion of the Guaranteed Convertible Bonds. The Bonds, which are convertible into AngloGold Ashanti ADSs at a price of $65.00 per ADS up to 27 February 2009, were issued in February 2004 by AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti. The proceeds of the issue, after payment of managers' commissions and other expenses, were required by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the merger of the Company and Ashanti and for general corporate purposes, including planned capital expenditure;
-
grant a general authority to the directors to allot and issue not more than 10% of the unissued AngloGold Ashanti shares remaining after setting aside so many AngloGold Ashanti shares as may be required to be allotted and issued by AngloGold Ashanti pursuant to the AngloGold Limited Share Incentive Scheme and for the purposes of the conversion of the Guaranteed Convertible Bonds, for such purposes as the directors may in their discretion determine;
-
grant authority to the directors to allot and issue for cash that number of unissued AngloGold Ashanti shares placed under the control of the directors as a general authority which will not exceed 10% of the unissued share capital of AngloGold Ashanti remaining after setting aside so many AngloGold Ashanti shares as may be required to be allotted and issued by AngloGold Ashanti pursuant to the AngloGold Limited Share Incentive Scheme and for the purposes of the conversion of the Guaranteed Convertible Bonds.
The shares to be issued for cash under this authority would be issued without restrictions to any public shareholder, as defined by the JSE Listings Requirements, at a maximum discount of 10% of the weighted average traded price of the Company's shares on the JSE over the 30 business days prior to the date of determination of the price.
The specific authority to allot and issue AngloGold Ashanti shares for the purposes of the conversion of the Guaranteed Convertible Bonds will enable AngloGold Ashanti to issue shares upon any exercise of conversion rights attaching to the Guaranteed Convertible Bonds. Particulars of shares issued as a result of conversion of Bonds will be reflected in the Company's quarterly reports to shareholders.
The directors consider that the other two authorities would be advantageous to AngloGold Ashanti in order to enable it to take advantage of any business opportunity which may arise in the future. The total number of shares issued under these two authorities would not exceed 10% of the unissued share capital.
A 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting is required for approval of the resolutions to authorise the allotment and issue of AngloGold Ashanti shares for cash and for the purposes of the conversion of the Guaranteed Convertible Bonds.
2.
SHARE CAPITAL
AngloGold Ashanti's authorised share capital is ZAR101,050,000, consisting of three classes of shares:
AngloGold Ashanti ordinary shares, A redeemable preference shares of par value ZAR0.50 each, and B redeemable preference shares of par value ZAR0.01 each. The AngloGold Ashanti ordinary shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting.

The authorised and issued share capital of AngloGold Ashanti at 31 May 2004, the latest practicable date prior to the finalisation of this circular, is set out below:
Authorised
Issued
Title of class
Number
Amount
Number
Amount
Ordinary shares 400,000,000 ZAR100,000,000 264,326,063 ZAR66,081,515.75
A redeemable preference shares
2,000,000 ZAR1,000,000 2,000,000 ZAR1,000,000.00
B redeemable preference shares
5,000,000 ZAR50,000 778,896 ZAR7,788.96
The share premium account at 31 May 2004 was R19,185,814,488.
All of the issued AngloGold Ashanti ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.
The Company's share price history on the JSE is summarised in Annexure B.
3.
UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI
The unaudited pro forma financial information of AngloGold Ashanti was prepared in order to show the effects of the offering and conversion of the Guaranteed Convertible Bonds, assuming that the offering and conversion of the Guaranteed Convertible Bonds took place on 1 January 2003 for purposes of the income statement for the year ended 31 December 2003 and on 31 December 2003 for purposes of the balance sheet. The conversion of the Guaranteed Convertible Bonds is at the discretion of the bondholders and there can be no assurance that any of the Guaranteed Convertible Bonds will be converted. The information has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not include any pro forma adjustments for the merger with Ashanti Goldfields Company Limited on 26 April 2004 and does not purport to be indicative of what the results or financial results would have been if the offering and conversion of the Guaranteed Convertible Bonds had actually occurred at an earlier date.
The unaudited pro forma financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report of Ernst & Young (Annexure A).
Unaudited pro forma per share information for the year ended 31 December 2003
The pro forma historical financial effects of the offering and conversion of the Guaranteed Convertible Bonds are as follows:
For the year ended and as at 31 December 2003
Before
After
the           conversion
Guaranteed                   of the
Convertible          Guaranteed
Bonds
Convertible
offering
Bonds
Net asset value per share
1
US cents 730 1,098
Net tangible asset value per share
1
US cents 545 925
Cash operating profit per share
2
US cents 355 332
Basic earnings per share
3
US cents 140 138
Diluted earnings per share
4
US cents 139 138
Headline earnings per share
5
US cents 143 141
Adjusted headline earnings per share
6
US cents 127 126
Weighted average number of shares in issue
7
222,836,574 238,221,189
Weighted average diluted number of shares in issue
8
223,717,575 239,102,190
Number of shares in issue
9
223,136,342 238,520,957
Net debt to net capital employed
10
19.9% -

Notes:
1. Net asset value per share is computed by dividing shareholders' equity by the number of shares in issue. Net tangible asset value per share is computed by dividing shareholders' equity (excluding goodwill) by the number of shares in issue.
2. The cash operating profit per share computation has been based on the weighted average number of shares in issue.
3. Basic earnings per share is computed by dividing net profits by the weighted average number of shares in issue.
4. The diluted earnings per share is computed by dividing net profits by the weighted average diluted number of shares in issue.
5. Headline earnings removes items of a capital nature from the calculation of earnings per share. Headline earnings per share is computed by dividing headline earnings by the weighted average number of shares in issue.
6. Adjusted headline earnings per share is computed by dividing adjusted headline earnings by the weighted average number of shares in issue.
7. The weighted average number of AngloGold Ashanti shares in issue was 222,836,574 for the year ended 31 December 2003 and, as a result, the issuance of 15,384,615 AngloGold Ashanti shares for the conversion of the Guaranteed Convertible Bonds, the weighted average number of AngloGold Ashanti shares in issue for that period would have been 238,221,189.
8. The weighted average diluted number of AngloGold Ashanti shares in issue was 223,717,575 for the year ended 31 December
2003 and as a result of the conversion of the Guaranteed Convertible Bonds, the weighted average diluted number of AngloGold Ashanti shares in issue for that period would have been 239,102,190.
9. The number of AngloGold Ashanti shares in issue at 31 December 2003 was 223,136,342 and, as a result of the conversion of the Guaranteed Convertible Bonds, the number of AngloGold Ashanti shares in issue at that date would have been 238,520,957.
10. Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders'
equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash. Net debt to net capital employed after conversion of the Guaranteed Convertible Bonds is not shown as net debt, net of cash, is negative.
Pro forma consolidated income statement
The pro forma consolidated income statement for AngloGold Ashanti incorporating the offering and conversion of the Guaranteed Convertible Bonds is presented below for the year ended 31 December 2003:
AngloGold Adjustments
Adjustments
Ashanti
for issue of
for conversion
Pro forma
Year ended
Guaranteed
of Guaranteed
Year ended
31 December
Convertible
Convertible
31 December
2003
Bonds                      Bonds
Ref
2003
US$ (millions)
Gold income 2,029 2,029
Cost of sales (1,294) (1,294)
Amortisation (232) (232)
Non-hedge derivatives 119 119
Operating profit
622 622
Corporate administration and other expenses (36) (36)
Market development costs (19) (19)
Exploration costs (38) (38)
Interest received 38 38
Other net expenses (15) (15)
Finance costs (49) (28) 45 1.1, 1.2 (32)
Marked-to-market of debt financial instruments 6 6
Abnormal item (19) (19)
Profit before equity income in joint venture
490 (28) 45 507
Amortisation of goodwill (29) (29)
Impairment of mining assets (44) (44)
Profit on disposal of assets and subsidiaries 10 10
Profit on disposal of investments 45 45
Profit before equity income in joint venture
472 (28) 45 489
Equity income in joint venture - -
Profit before taxation
472 (28) 45 489
Taxation (142) (142) (142)
Profit after taxation
330 (28) 45 347
Minority interest (17) (17)
Minority interest in abnormal item (1) (1)
Net profit
312 (28) 45 329

AngloGold Adjustments
Adjustments
Ashanti
for issue of
for conversion
Pro forma
Year ended
Guaranteed
of Guaranteed
Year ended
31 December
Convertible
Convertible
31 December
2003
Bonds                      Bonds
Ref
2003
Adjusted operating profit
Operating profit has been adjusted by the
following to arrive at adjusted operating profit:
Operating profit
622 622
Unrealised non-hedge derivatives (63) (63)
Adjusted operating profit 559 559
Headline earnings
Net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
312 329
Amortisation of goodwill 29 29
Impairment of mining assets 44 44
Profit on disposal of assets and subsidiaries (10) (10)
Profit on disposal of investments (45) (45)
Taxation on exceptional items (12) (12)
Headline earnings 318 335
Unrealised non-hedge derivatives (63) (63)
Marked-to-market of debt financial instruments (6) (6)
Deferred tax on unrealised non-hedge derivatives 33 33
Adjusted headline earnings 282 299
Cash operating profit
Adjusted operating profit has been adjusted by the following to arrive at cash operating profit:
Adjusted operating profit
559 559
Amortisation of goodwill 232 232
Cash operating profit 791 791
Total cash cost per ounce US$229/oz US$229/oz
Pro forma consolidated balance sheet
The pro forma consolidated balance sheet of AngloGold Ashanti incorporating the offering and conversion of the Guaranteed Convertible Bonds at 31 December 2003:
AngloGold Adjustments
Adjustments
Ashanti
for issue of
for conversion
Pro forma
as at
Guaranteed       of Guaranteed
as at
31 December
Convertible
Convertible
31 December
2003
Bonds                      Bonds
Ref
2003
US$ (millions)
ASSETS
Non-current assets
Mining assets 2,764 2,764
Goodwill 412 412
Investments in associates 7 7
Other investments 9 9
AngloGold Environmental Rehabilitation Trust 53 53
Other non-current assets 101 101
Derivatives 94 94
3,440 3,440
Current assets
Inventories 307 307
Trade and other receivables 219 219
Cash and cash equivalents 505 424 1.3 929
Current portion of other non-current assets 9 9
Derivatives 377 377
1,417 424 1,841
Total assets
4,857 424 5,281

AngloGold Adjustments
Adjustments
Ashanti
for issue of
for conversion
Pro forma
as at
Guaranteed
of Guaranteed
as
at
31 December
Convertible
Convertible
31 December
2003
Bonds
Bonds
Ref
2003
EQUITY AND LIABILITIES
Shareholders' equity
1,628
82
909
1.4,1.5
2,619
Minority interest
53
53
1,681
82
909
2,672
Non-current liabilities
Borrowings
807
574
(909)
1.6,1.7
472
Provisions
275
275
Deferred taxation
598
598
Derivatives
329
329
2,009
574
(909)
1,674
Current liabilities
Current portion of borrowings
351
(232)
1.6
119
Trade and other payables
350
350
Taxation
25
25
Derivatives
441
441
1,167
(232)
935
Total equity and liabilities
4,857
424
5,281
Notes:
Guaranteed Convertible Bonds Adjustments
1.1
Finance costs
Represents the net finance charges on the Guaranteed Convertible Bonds, calculated at an all inclusive cost of 4.282% on US$1,000 million. Less finance cost saved on existing facilities assumed to be repaid with funds from the Guaranteed Convertible Bonds issue for pre-conversion finance cost.
1.2
Finance costs
Represents the net finance charges on the Guaranteed Convertible Bonds, calculated at an all inclusive cost of 4.282% on US$1,000 million.
1.3
Cash and cash equivalents
Represents surplus cash from the bonds issue after repayment of drawdowns on the existing facilities of AngloGold Ashanti.
1.4
Shareholders' equity
Represents the equity portion of Guaranteed Convertible Bonds. The equity component, of US$82 million, represents the residual value, after deducting the liability component from the total proceeds of US$991 million from the issuance of the Guaranteed Convertible Bonds.
1.5
Shareholders' equity
The conversion adjustment to shareholders' equity is the net adjustment for the issuance of the 15,384,615 AngloGold Ashanti shares at US$65.00 per share totalling US$1,000 million, less equity components already recognised upon the issuance of the Guaranteed Convertible Bonds.
1.6 Borrowings
Represents the liability component of the Guaranteed Convertible Bonds of US$909 million, net of costs, after the repayment of US$335 million, being a part of the long-term portion of the drawdown of AngloGold Ashanti's existing facility and a portion of the current portion of borrowings of US$232 million. The liability component of US$909 million, net of cost, is calculated at the present value of all the cash flows discounted at the market rate of 4.282%, which is the return applicable to similar bonds without the conversion option.

1.7
Borrowings
Represents the liability component of US$909 million of the Guaranteed Convertible Bonds on conversion to AngloGold Ashanti shares.
4.
DIRECTORS
4.1
Information on directors
Name
Function
Business address
South African if not otherwise
indicated below
Russell Philip Edey Independent non-executive N M Rothschild & Sons
(British) Chairman
Limited
New Court
St Swithin's Lane
London EC4P 4DU
Dr Thokoana James Motlatsi Independent non-executive 121 Eloff Street Ext
Deputy chairman
Selby
Johannesburg 2001
Robert Michael Godsell Executive director: 11 Diagonal Street
Chief Executive Officer Johannesburg 2001
Frank Bentley Arisman Independent non-executive No. 7 St Luke's Place
(American) director New York NY 10014
David Duncan Barber Non-independent non-executive 44 Main Street alternate director Johannesburg 2001
Jonathan Gourlay Best Executive director: Finance
11 Diagonal Street
Johannesburg 2001
Mrs Elisabeth le Roux Bradley Independent non-executive 10 Anerley Road director
Parktown
Johannesburg 2193
Colin Bertram Brayshaw Independent non-executive Coronation Place director
Freestone Park
135 Patricia Road
Sandton 2196
Arthur Harry Calver Non-independent non-executive 45 Main Street
(British) alternate director Johannesburg 2001
David Lancaster Hodgson Executive director: 11 Diagonal Street
Chief Operating Officer Johannesburg 2001
Samuel Esson Jonah Executive director: 11 Diagonal Street
(Ghanaian) President Johannesburg 2001
Anthony William Lea Non-independent non-executive 20 Carlton House Terrace director London SW1Y 5AN
William Alan Nairn Non-independent non-executive 44 Main Street director Johannesburg 2001
Simon Robert Thompson Non-independent non-executive 20 Carlton House Terrace
(British) director London SW1Y 5AN
Anthony John Trahar Non-independent non-executive 44 Main Street director Johannesburg 2001

Name
Function
Business address
Peter Graeme Whitcutt Non-independent non-executive 20 Carlton House Terrace alternate director London SW1Y 5AN
Kelvin Hugh Williams Executive director: Marketing
11 Diagonal Street Johannesburg 2001
Polelo Lazarus Zim Non-independent non-executive 44 Main Street director Johannesburg 2001
4.2
Directors' interests in securities
At 31 May 2004, the last practicable date prior to the finalisation of this circular, the directors of AngloGold Ashanti had the following direct and indirect beneficial and non-beneficial interests in the Company's ordinary share capital:
Beneficial
Non-beneficial
(1)
Direct
Indirect
Executive directors
J G Best - - -
R M Godsell 460 - -
D L Hodgson - 430 -
S E Jonah 18,470 145 -
K H Williams - 920 -
Sub-total
18,930
1,495
-
Non-executive directors
R P Edey - 1,000 -
T J Motlatsi - - -
F B Arisman - 2,000 -
Mrs E le R Bradley - 23,423 33,027
C B Brayshaw - - -
A W Lea - - -
W A Nairn - - -
S R Thompson - - -
A J Trahar - - -
P L Zim - - -
Sub-total
-
26,423
33,027
Alternates
D D Barber - - -
A H Calver - 46 -
P G Whitcutt - - -
Sub-total
-
46
-
TOTAL
18,930
27,964
33,027
(1) The director derives no personal benefit from the ordinary shares declared, for example by holding the shares in trust for another.
Except for Mr S E Jonah, who was appointed a director with effect from 1 May 2004, these interests have remained unchanged since 31 December 2003.
4.3
Directors' remuneration
The remuneration receivable by directors will not be varied as a consequence of the issue of shares arising from the conversion of the Guaranteed Convertible Bonds.
4.4
Directors' interests in transactions
The directors had no material beneficial interests, directly or indirectly, in transactions effected by AngloGold Ashanti during the current or immediately preceding financial year.

5.
LITIGATION STATEMENT
Save as disclosed below, there are no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this circular, a significant effect on the financial position of the AngloGold Ashanti Group.
Ashanti, Sam Jonah and Mark Keatley (Ashanti's former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging non-disclosures and misstatements concerning Ashanti's hedging position and programme. The plaintiffs contend that Ashanti's and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti shares during the period 28 July 1999 through 5 October 1999, the 1999 Class Period, while the third purported to be brought on behalf of investors who purchased Ashanti shares during the period 21 April 1997 through 5 October 1999, the 1997 - 1999 Class Period. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.
The three actions were consolidated for all purposes by the court and the court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. By Memorandum and Order dated 30 March 2004, the court granted the plaintiffs' motion to certify the case as a class action. A third consolidated amended class action complaint was filed on 26 April 2004.
The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current stage of the proceedings.
Ashanti is vigorously defending the claims. Depositions of key witnesses have been taken and currently, certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although AngloGold Ashanti cannot make any assurances regarding the ultimate outcome of this litigation, based on its current knowledge, AngloGold Ashanti believes that the outcome will have no material adverse affect on its financial position.
6.
DIRECTORS' RESPONSIBILITY
The directors, whose names are given in paragraph 4.2 on page 12 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts, that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the JSE Listings Requirements.
7.
GENERAL MEETING
Following hereafter is a notice convening a general meeting to be held at 11:00 on Tuesday, 29 June 2004 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, the resolutions referred to in paragraph 1 of this circular.
Certificated shareholders and dematerialised "own name" shareholders whose name appears on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 on Friday, 25 June 2004. The addresses of the share registrars are set out on the cover of this circular.
Dematerialised shareholders (other than dematerialised own name shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement.

8.
CONSENTS
The legal advisers, auditors, sponsor, United Kingdom secretaries, share registrars and ADS depositary to AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consents prior to publication of this circular.
9.
DOCUMENTS AVAILABLE FOR INSPECTION
The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 11 June 2004, up to and including 29 June 2004, during normal business hours on weekdays (excluding official public holidays) at the undermentioned locations:
- Trust Deed dated 27 February 2004 constituting the Guaranteed Convertible Bonds;
- Memorandum and Articles of Association of AngloGold Ashanti;
-
the audited financial statements of AngloGold Limited (now AngloGold Ashanti) for the three financial years ended 31 December 2001, 2002 and 2003;
- the independent reporting accountants' report;
-
the service contracts of Messrs R M Godsell, J G Best, D L Hodgson, S E Jonah and K H Williams; and
-
the consent letters referred to in paragraph 8 of this circular.
OFFICES
South Africa
Australia
United Kingdom Secretaries
11 Diagonal Street
Level 13, St Martins Tower
St James's Corporate Services Limited
Johannesburg 2001
44 St George's Terrace
6 St James's Place
South Africa
Perth, WA 6000
London SW1A 1NP
Australia
England
SHARE REGISTRARS
South Africa
Australia
United Kingdom
Computershare Investor Services 2004
Computershare Investor Services
Computershare Investor Services PLC
(Pty) Limited
Pty Limited
PO Box 82, The Pavilions
Ground Floor, 70 Marshall Street
Level 2, 45 St George's Terrace
Bridgwater Road
Johannesburg 2001
Perth, WA 6000
Bristol BS99 7NH
South Africa
Australia
England
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
Accra
Ghana
By order of the Board
Ms Y Z Simelane
Managing Secretary
Johannesburg
South Africa
11 June 2004
Registered office and postal address
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

ANNEXURE A
REPORTING ACCOUNTANTS' REPORT ON THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA FINANCIAL EFFECTS OF THE OFFERING AND CONVERSION OF THE GUARANTEED CONVERTIBLE BONDS
11 June 2004
The Directors
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg
2000
Dear Sirs
INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AND THE PRO FORMA FINANCIAL EFFECTS ("Pro forma financial information") OF ANGLOGOLD ASHANTI LIMITED("AngloGold Ashanti") ON THE OFFERING AND CONVERSION OF THE GUARANTEED CONVERTIBLE BONDS ("the conversion")
INTRODUCTION
We have reviewed the pro forma financial effects and the pro forma consolidated balance sheet and income statement before and after the transaction, as set out in paragraph 3 of the circular ("the pro forma financial information") of the circular to shareholders of AngloGold Ashanti dated on or about 11 June 2004, relating to the effects of the offering and conversion of the Guaranteed Convertible Bonds.
The pro forma financial information has been prepared, for illustrative purposes only, to provide information about the financial effects of the conversion on the consolidated financial results and position of AngloGold Ashanti, had the transaction been effective as at 1 January 2003 for income statement purposes and 31 December 2003 for balance sheet purposes. Because of its nature, the pro forma financial information may not give a fair reflection of AngloGold Ashanti's financial position nor the effect on future earnings.
At your request and for the purpose of the circular, we present our report on the pro forma financial information of the conversion detailed in the circular in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE Listings Requirements").
RESPONSIBILITIES
The directors are solely responsible for the preparation of the pro forma financial information to which this reporting accountant's report relates and for the financial statements and financial information from which it has been prepared.
It is our responsibility to review the financial information and to report to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information, beyond that owed to those to whom those reports were addressed at their dates of issue.
SCOPE
Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the audited results of AngloGold Ashanti for the year ended 31 December 2003, considering the evidence supporting the adjustments, re-performing the calculations based on the information obtained and discussing the pro forma financial information with the directors of AngloGold Ashanti.

Had we performed additional procedures or had we performed an audit or review of the pro forma financial information in accordance with South African Auditing Standards, other matters might have come to our attention that would have been reported to you.
OPINION
Based on our review, nothing has come to our attention that causes us to believe that:
- the unaudited pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of AngloGold Ashanti; and
-
the adjustments are inappropriate for the purposes of the unaudited pro forma financial information in terms of the JSE Listings Requirements.
Yours faithfully
Ernst & Young
Johannesburg
Chartered Accountants (SA)
Registered Accountants and Auditors

ANNEXURE B
SHARE PRICE HISTORY
The high, low and closing prices of the ordinary shares on the JSE and the volumes traded were as follows:
High
Low
Closing
Volume
(cents)
(cents)
(cents)
(shares)
Quarter ended
30 September 2001 15,670 13,200 14,600 27,354,798
31 December 2001 24,800 13,740 21,100 39,724,748
31 March 2002 29,500 20,000 28,600 24,425,006
30 June 2002 34,700 25,200 27,400 35,511,694
30 September 2002 30,350 20,200 28,485 31,084,390
31 December 2002 30,760 23,450 29,050 26,522,287
31 March 2003 33,900 21,200 23,660 23,786,880
30 June 2003 26,500 19,100 23,700 22,632,631
Month ended
30 June 2003 26,500 22,500 23,700 6,260,488
31 July 2003 25,800 23,200 24,350 6,815,107
31 August 2003 28,900 23,000 28,400 7,399,058
30 September 2003 30,700 25,700 26,900 7,602,481
31 October 2003 28,200 24,150 26,660 4,842,817
30 November 2003 30,700 26,600 30,639 9,555,497
31 December 2003 31,800 28,201 31,399 5,390,266
31 January 2004 31,900 28,300 28,702 6,552,750
29 February 2004 30,000 27,000 28,200 7,244,079
31 March 2004 29,100 25,701 26,960 7,630,585
30 April 2004 27,150 21,001 22,100 6,186,391
31 May 2004 23,500 20,730 23,110 9,699,682
Daily
19 April 2004 24,200 23,700 23,899 165,887
20 April 2004 24,000 22,999 23,000 138,912
21 April 2004 22,500 21,750 22,341 682,774
22 April 2004 23,150 22,500 22,900 421,450
23 April 2004 23,200 22,600 22,603 342,219
26 April 2004 22,900 22,325 22,900 137,287
28 April 2004 22,690 21,001 21,460 345,846
29 April 2004 22,081 21,051 22,081 732,406
30 April 2004 22,300 21,701 22,100 489,525
3 May 2004 22,300 22,000 22,300 236,228
4 May 2004 23,100 22,350 23,000 462,952
5 May 2004 23,303 23,000 23,150 758,348
6 May 2004 22,900 22,500 22,783 700,756
7 May 2004 22,700 22,100 22,245 1,126,343
10 May 2004 22,250 21,610 21,910 1,022,417
11 May 2004 22,500 21,800 22,000 1,128,959
12 May 2004 22,900 21,800 22,102 357,880
13 May 2004 22,100 21,600 21,800 291,649
14 May 2004 22,000 21,200 21,402 373,364
17 May 2004 21,800 20,975 21,697 216,091
18 May 2004 21,700 20,730 20,800 468,003
19 May 2004 21,851 21,020 21,800 679,604

High
Low
Closing
Volume
(cents)
(cents)
(cents)
(shares)
Daily
20 May 2004 22,289 21,601 22,100 135,183
21 May 2004 22,800 22,190 22,400 238,082
24 May 2004 22,890 22,000 22,000 221,048
25 May 2004 22,799 22,100 22,620 253,588
26 May 2004 23,100 22,656 22,900 491,805
27 May 2004 23,500 22,800 23,363 413,302
28 May 2004 23,302 22,600 23,110 466,372
31 May 2004 23,300 22,700 22,800 226,909
Prices and volumes have been adjusted to reflect the sub-division of AngloGold Ashanti's ordinary shares at a ratio of 2 for 1 which was effective from the close of business on 24 December 2002.

ANGLOGOLD ASHANTI LIMITED
(Formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
("AngloGold Ashanti" or "the Company")
NOTICE OF GENERAL MEETING
Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti will be held at 11:00 (South African time) on Tuesday, 29 June 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, to consider and, if deemed fit, to pass, with or without modification, the following ordinary resolutions:
ORDINARY RESOLUTION NUMBER 1
Issuing of shares for conversion of Guaranteed Convertible Bonds.
"Resolved as an ordinary resolution that the directors of the Company are hereby, as a specific authority and approval, authorised to allot and issue a maximum of 15,384,615 ordinary shares of 25 cents each in the authorised but unissued share capital of the Company for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc."
ORDINARY RESOLUTION NUMBER 2
Placement of shares under the control of the directors.
"Resolved as an ordinary resolution that, subject to the provisions of the Companies Act (Act 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors of the Company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the Company, remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the Company pursuant to The AngloGold Limited Share Incentive Scheme and for the purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc."
ORDINARY RESOLUTION NUMBER 3
Issuing of shares for cash.
"Resolved as an ordinary resolution that, subject to ordinary resolution number 2 being passed at the general meeting at which this resolution will be proposed, in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors of the Company are hereby authorised to allot and issue for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the Company which were placed under the control of the directors as a general authority in terms of ordinary resolution number 2, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;
(b)
a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the Company's unissued ordinary share capital;
(d)
in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company; and
(e) this authority includes the issue of shares arising from any options or convertible securities issued for cash."
VOTING AND PROXIES
A 75% majority is required of the votes cast by shareholders present or represented by proxy at the general meeting for the approval of ordinary resolutions numbers 1 and 3.
Certificated shareholders and dematerialised "own name" shareholders (whose name appears on the sub- register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Friday, 25 June 2004. The addresses of the share registrars are on the cover of this circular.
Dematerialised shareholders (other than those dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
By order of the Board
Ms Y Z Simelane
Managing Secretary
Johannesburg
South Africa
11 June 2004

ANGLOGOLD ASHANTI LIMITED
(Formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
("AngloGold Ashanti" or "the Company")
FORM OF PROXY
FOR COMPLETION ONLY BY ORDINARY SHAREHOLDERS HOLDING SHARE CERTIFICATES ("CERTIFICATED SHAREHOLDERS") AND ORDINARY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD ASHANTI SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITORY PARTICIPANT ("CSDP") OR BROKER ("DEMATERIALISED "OWN NAME" SHAREHOLDERS")
THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD ASHANTI SHARES (AND WHOSE SHAREHOLDING IS NOT RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR BROKER)
I/We
of (address)
being a shareholder of the Company, holding ordinary shares, do hereby appoint:
1. or failing him/her,
2. or failing him/her
3. the chairman of the general meeting,
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders ("general meeting") to be held at 11:00 on Tuesday, 29 June 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary resolutions to be proposed at the general meeting:
Please indicate with an "X" in the appropriate spaces how votes are to be cast.
For
Against
Abstain
1. Ordinary resolution number 1
Authority to issue shares for the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds due 2009
2. Ordinary resolution number 2
Authority to issue shares
3. Ordinary resolution number 3
Authority to issue shares for cash
A certificated shareholder or dematerialised "own name" shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.
Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at on 2004
Name in BLOCK LETTERS
(Initials and surname of joint holders, if any)
Signature
Please refer to notes on the reverse side hereof.
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and AngloGold Ashanti Ghanaian Depositary Shares.

NOTES:
1.
A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names on the face hereof, shall be the validly appointed proxy for the shareholder concerned at the general meeting.
2.
A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.
3.
Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
4.
Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.
5. When there are joint holders of shares, any one holder may sign this form of proxy.
6.
The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
7.
The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received, otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.
8.
Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Friday, 25 June 2004:
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana

ANGLOGOLD ASHANTI LIMITED
(Formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
ASX share code: AGG
("AngloGold Ashanti" or "the Company")
CDI VOTING INSTRUCTION FORM
FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS ("CDIs")
Holders of CDIs should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the ordinary resolutions detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf. Please Note: Every 5 CDIs carries the right to one vote.
I/We
being a holder of CDIs of the Company direct CHESS Depositary Nominees Pty Limited to vote or abstain from voting for me in respect of all the CDIs held in my/our name at the general meeting of the Company to be held at 11:00 on Tuesday, 29 June 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, and at any adjournment thereof. I/We direct CHESS Depositary Nominees Pty Limited to vote or abstain from voting as follows:
VOTING INSTRUCTION:
Please indicate with an "X" in the appropriate
For
Against
Abstain
spaces how votes are to be cast
1. Ordinary resolution number 1
Authority to issue shares for the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds due 2009
2. Ordinary resolution number 2
Authority to issue shares
3. Ordinary resolution number 3
Authority to issue shares for cash
Notes:
1. All the votes need not be exercised, and not all votes need be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign this Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing this Voting Instruction Form in a representative capacity must be attached, unless previously recorded by the Company's share registrars.
5. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed CDI Voting Instruction Forms must be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's
Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 Perth, Australia time on Friday, 25 June 2004.
Signed at
on 2004
Name in block letters
Signature
(Initials and surname of joint holders, if any)

ANGLOGOLD ASHANTI LIMITED
(Formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
GSE codes: Shares: AGA - GhDSs: AAD
("AngloGold Ashanti" or "the Company")
GhDS VOTING INSTRUCTION FORM
FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SECURITIES ("GhDSs")
This GhDS Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions detailed below on your behalf. Please Note: Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
I/We
being registered holder(s) of GhDSs of the Company direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the general meeting of the Company to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, on Tuesday, 29 June 2004 at 11:00 and at any adjournment thereof. I/We direct NTHC Limited to vote as follows:
VOTING INSTRUCTION:
Please indicate with an "X" in the appropriate
For
Against
Abstain
spaces how votes are to be cast
1. Ordinary resolution number 1
Authority to issue shares for the conversion of the
US$1,000,000,000, 2.375% Guaranteed Convertible Bonds due 2009
2. Ordinary resolution number 2
Authority to issue shares
3. Ordinary resolution number 3
Authority to issue shares for cash
Notes:
1. The right to vote on each of the resolutions need not be exercised, neither need all the votes be cast in the same way.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5. Signing of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed GhDS Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue,
PO Box K1A 9563 Airport, Accra, Ghana by no later than 11:00 Ghana time on Friday, 25 June 2004.
Signed at
on
2004
Name in block letters Signature
(Initials and surname of joint holders, if any)
It is understood that, if this form is not signed and returned, the Depositary will not vote for such resolutions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 14 JUNE 2004
By: /s/ C R BULL
Name: C R Bull
Title: Company Secretary